FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

     Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of April, 2007

Commission File Number 001-15266

BANK OF CHILE
(Translation of registrant's name into English)

Ahumada 251
Santiago, Chile
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F___X___ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule
12g3-2(b) under the Securities Exchange Act of 1934.

Yes____ No___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

BANCO DE CHILE
REPORT ON FORM 6-K

Attached is a Press Release issued by Banco de Chile (“the Bank”) on April 30, 2007, regarding financial statements for the three months ended March 31, 2007.

2007 First Quarter Results

FINANCIAL HIGHLIGHTS
Santiago, Chile, April 30, 2007 Banco de Chile (NYSE: BCH), a full service Chilean financial institution, market leader in a wide variety of credit and non credit products and services across all segments of the Chilean financial market, today announced its results for the first quarter ended March 31, 2007.

  Banco de Chile (hereinafter the “Bank”) obtained net income of Ch$47,318 million in the first quarter of 2007, a rise of 2.1% from 1Q06 or 11.4% increase from the prior quarter. ROAE for 1Q07 was 22.2% as compared to 22.9% for 1Q06 and 20.1% for 4Q06.

  The Bank continued to deliver strong operating revenues during 1Q07, recording an 11.9% growth as compared to 1Q06, thus improving the efficiency ratio to 54.5% in 1Q07 from 55.9% in the year earlier quarter.

  Loan growth (net of interbank loans) for the Bank, over the last twelve-months was 13.9%, supported mainly by the strong dynamism showed by residential and consumer loans.

  The Bank paid a dividend of Ch$1.9796 per common share on March 22, 2007, and decided to capitalize Ch$33,832 million in the form of new shares to be distributed to its shareholders.

Selected Financial Data (in constant Ch$ as of March 31, 2007, except for percentages)				% Change 1Q07/1Q06
	1Q06	4Q06	1Q07

Income Statement (Millions of Chilean pesos)
Net financial income (1)	92,046	98,060	105,221	14.3%
Fees and income from services	32,990	37,374	38,355	16.3%
Gains (Losses) on financial instruments &
non-forwards derivatives , net	4,634	4,767	1,460	(68.5)%
Operating revenues	129,670	140,201	145,036	11.9%
Provisions for loan losses	(6,812)	(13,332)	(12,690)	86.3%
Operating expenses	(72,500)	(78,406)	(79,097)	9.1%
Net income	46,354	42,464	47,318	2.1%

Earnings per Share (Chilean pesos)
Net income per share	0.68	0.62	0.69	1.5%
Book value per share	10.09	12.11	10.46	3.7%

Balance Sheet (Millions of Chilean pesos)
Loan portfolio, net of interbank	8,550,341	9,671,451	9,736,187	13.9%
Total assets	11,192,942	12,785,807	12,682,295	13.3%
Shareholders' equity	686,824	836,300	722,342	5.2%

Ratios
Profitability
Return on average assets (ROAA)	1.66%	1.37%	1.49%
Return on average shareholders' equity (ROAE)	22.9%	20.1%	22.2%
Net Financial Margin (2)	3.7%	3.6%	3.7%
Efficiency ratio (operat. expenses /operat. revenues )	55.9%	55.9%	54.5%
Credit Quality
Past due loans / Total loans	0.83%	0.64%	0.64%
Allowances for loan losses / Total loans	1.69%	1.50%	1.54%
Allowances for loan losses / Past due loans	202.6%	235.0%	239.2%
Capital Adequacy
Total capital / Risk adjusted assets	11.4%	10.7%	11.1%

[1]	Net interest revenue, foreign exchange transactions, net and gains from forwards derivatives instruments, net.
[2]	Net financial income divided by average interest earning assets.

2007 First Quarter Results

First Quarter 2007 Highlights

The Bank
  Distribution of dividends and capitalization.
  At the Bank’s Ordinary Shareholders Meeting held on March 22, 2007, distribution and payment of dividend N°195 was approved in the amount of Ch$1.9796 per common share (Ch$1,187.76/ADS), representing 70% of the Bank’s net income for full year 2006. At the same date, at an Extraordinary Shareholders Meeting, our shareholders also approved the capitalization of the remaining 30% of the Bank’s net income for fiscal year 2006, by means of the issuance of fully paid-in shares without nominal value at Ch$38.34 per share.

  On March 26, 2007, the Central Bank of Chile exercised the option requiring that the proportion of the net income corresponding to those shares that are guaranteeing SAOS debt be fully distributed in cash. As a result, the Bank capitalized an amount of Ch$33,832 million, by means of the issuance of 882,459,200 free shares, to be distributed among its shareholders during the month of May.
  Changes of CEO, Chairman and two Board members. On March 26, 2007, the Board of Directors agreed to accept the resignation to the Board of the Chairman Fernando Cañas, and of Maximo Pacheco and Segismundo Schulin-Zeuthen. In the same meeting, the resignation presented by the General Manager Mr. Pablo Granifo was also accepted.

  The Board of Directors then appointed Pablo Granifo, Hernan Büchi and Jaime Estevez as Directors, starting March 27 until the next Ordinary Shareholders Meeting.

  Pablo Granifo was appointed Chairman of the Board of Banco de Chile while Fernando Cañas was appointed General Manager, both effective as from March 27, 2007.
  Capital increase proposal. The Board of Directors agreed to summon a General Extraordinary Shareholders Meeting to be held on May 17, 2007, in order to address an increase in the Bank’s capital in the amount of Ch$110,000 million by means of the issuance of cash shares to be subscribed and paid at the price, term and other conditions to be agreed.
  The Bank issued UF denominated bonds worth the equivalent of US$68 million. Last March, Banco de Chile placed a total amount of UF2,000,000 in 10-year bonds in the local market with an interest yield of 3.28%. These instruments were rated AA+ by the local risk agencies Feller Rate and Fitch Chile.
  Mortgage loans campaigns. The Bank continued posting a stronger focus on the mortgage market. As a consequence, it launched a new mortgage loan campaign offering two new alternatives of mortgage loans financed by the Bank’s general funds involving flexible installments and the possibility of making a single payment on annual basis. In addition, the Bank continues improving the services given to residential mortgage clients through the Bank’s on-line web site and specialized credit officers.
  Financial Advisory subsidiary. During the first quarter of 2007, the financial advisory subsidiary arranged and participated in an important syndicated loan for US$40 million in the shipping sector.
  New treasury products and recognitions.
  During March, 2007, the Bank began to offer currency ($/USD) options, being the first local Bank authorized by the Superintendency of Banks to sell these instruments. Consistent with its leadership position in foreign exchange trade finance, Banco de Chile once again was distinguished as the "Best Foreign Exchange Bank in Chile" by Global Finance Magazine.

2007 First Quarter Results

Financial System Highlights
  The Chilean Financial System posted net income of Ch$ 227,148 million in the first quarter of 2007, a decrease of 2.8% as compared to Ch$233,785 million registered in the same period of last year. Lower results mainly reflect higher provisions for loan losses and higher operating expenses, which more than offset the 5.9% increase in operating revenues, driven mainly by the 14.5% annual expansion of the loan portfolio, net of interbank loans. As a consequence, the Return on Average Equity (ROAE) for 1Q07 was 15.7% as compared to 17.5% for 1Q06, and 13.9% for 4Q06.
  Total loans, net of interbank loans, as of March 31, 2007, totaled US$100,241 million, representing annual and quarterly expansions of 14.5% and 3.2%, respectively. The total loans increase continued to be led by growth in consumer loans, though at a slower pace, and by residential mortgage loans which increased by 17.8% and 14.6%, respectively, during the last twelve months. Commercial, foreign trade and contingent loans also recorded significant growths during the last twelve-month period.
  The quarterly increase in total loans was partially offset by a contraction in contingent and factoring contracts.

2007 First Quarter Results

Banco de Chile 2007 First-Quarter Consolidated Results

NET INCOME

The Bank’s consolidated net income totaled Ch$47,318 million during 1Q07, representing a 2.1% increase as compared to 1Q06. This expansion mainly reflects a robust operating revenue growth, driven by higher net financial income and fee income, as well as a significant recovery in the results of its foreign branches. These positive factors more than compensated the higher operating expenses and provisions for loan losses.

In 1Q07, the Bank reached an annualized return on average assets (ROAA) and annualized return on average shareholders’ equity (ROAE) of 1.49% and 22.2%, respectively, far above the financial system’s comparable figures for the quarter of 1.26% and 15.7% .

As a whole, net income from subsidiaries increased by 27.7% during 1Q07 relative to 1Q06, thus enhancing its contribution to the consolidated net income from 14.2% in 1Q06 to 17.8% in 1Q07.

This higher contribution was fueled by the increase in the Mutual Funds subsidiary’s results mainly related to higher fee income. This strong performance speaks of the subsidiary’s strategy on offering a full array of products (the number of mutual funds has increased by 19% during the year to 56 as of March 2007) and a high service quality, through a specialized team of investment professionals, as well as the development of higher yield funds. As a consequence, this subsidiary achieved a new record in terms of average funds under management, which increased by almost 22% in the last twelve months, and by almost 19% in terms of number of participants in the same period.

The Factoring company also boosted the Bank subsidiaries’ results, as a consequence of increased lending volumes, as factoring contracts expanded by 62.9% during the last twelve months.

The Insurance Brokerage, Securities Brokerage and Financial Advisory subsidiaries also accounted for higher net income during 1Q07. The result of the Insurance Brokerage increased mainly due to higher sales of insurance policies generated by its Telemarketing distribution channel and the launching of new insurance products. Net income recorded by the Securities Brokerage subsidiary grew by 10.7% over 1Q06 as a result of higher stock volume transactions and higher fees from both asset management and investment banking business activities. Higher results from the Financial Advisory subsidiary were a consequence of its participation in the arrangement of a relevant strategic alliance in the retail sector as well as in an important syndicated loan.

The improved result of the Bank’s foreign branches, moving from a loss of Ch$1,631 million in 1Q06 to a net income of Ch$747 million in 1Q07, was mainly attributable to an important reduction in operating expenses. These expenses were mostly related to advisories incurred upon as part of the additional risk control activities taken in order to adjust to compliance regulations.

Bank , Subsidiaries and Foreign Branches' Net Income

(in millions of Chilean pesos)	1Q06	4Q06	1Q07	% Change 1Q07 / 1Q06

Bank	41,389	34,857	38,147	(7.8)%
Foreign Branches	(1,631)	624	747	-
Securities Brokerage	2,119	2,072	2,346	10.7%
Mutual Funds	2,391	2,838	3,201	33.9%
Insurance Brokerage	456	384	747	63.8%
Financial Advisory	1	791	240	-
Factoring	1,527	1,017	1,867	22.3%
Securitization	(22)	(18)	(19)	(13.6)%
Promarket (sales force)	20	72	(118)	-
Socofin (collection)	66	(228)	110	66.7%
Trade Services	38	55	50	31.6%

Total Net Incom e	46,354	42,464	47,318	2.1%

Total net income increased by 11.4% in 1Q07 as compared to the previous quarterly figure of Ch$42,464. This increase was mainly a result of a higher net financial income, higher result in other income and expenses and, to a lesser extent, higher fee income and lower provisions for loan losses.

2007 First Quarter Results

NET FINANCIAL INCOME

The net financial income increased to Ch$105,221 million in 1Q07 compared to Ch$92,046 million in 1Q06, mainly as a result of a 13.4% growth in average interest earning assets and, to a lesser extent, to an increase of 2 basis points in the net financial margin from 3.72% in 1Q06 to 3.74% in 1Q07.

Net Interest Revenue

(in millions of Chilean pesos)	1Q06	4Q06	1Q07	% Change 1Q07 / 1Q06

Interest revenue	150,304	172,368	198,768	32.2%
Interest expense	(60,076)	(79,319)	(94,202)	56.8%
Foreign Exchange transactions, net	(6,741)	2,262	804	(111.9)%
Gains (losses) from forwards derivatives
contracts	8,559	2,749	(149)	-

Net Financial Income(1)	92,046	98,060	105,221	14.3%

Avg. Int. earning assets	9,908,026	10,994,360	11,239,916	13.4%
Net Financial Margin(2)	3.7%	3.6%	3.7%	-

_____________________________________________________
1	Net interest revenue, foreign exchange transactions and gains from forwards derivative contracts, net.
[2]	Net financial income divided by average interest earning assets.

The increase in average interest earning assets between 1Q07 and 1Q06 was mainly caused by a 14.4% growth in the average loan portfolio, principally driven by commercial, contingent and consumer loans, and, to a lesser extent, to a 4.5% increase in average investments between the same periods.

The slight increase in the net financial margin during 1Q07 was mainly due to:

  A higher contribution from non-interest bearing liabilities, principally demand deposits, as a result of the increase of nominal interest rates (average short-term interest rate was 5.03% in 1Q07 and 4.64% in 1Q06).
  The increase in the inflation rate, measured by 0.0% fluctuation of the UF during 1Q07, compared to a negative figure of 0.3% in 1Q06, which implied that during 1Q07 the Bank earned higher interest income on the portion of UF denominated interest earning assets financed by non-interest bearing liabilities.
  A positive repricing effect in 1Q07 compared to 1Q06 derived from a decrease in short-term interest rates (as the Bank’s liabilities reprice faster than its assets). The Chilean Central Bank decreased the monetary policy interest rate by 25 basis points during 1Q07 as compared to an increase of 25 basis points during 1Q06.

The aforementioned factors, which positively affected the net financial income, were almost offset by:

  The impact of the flattening in the slope of the yield curve during the last quarters, thus reducing the quarterly net financial margin (the difference between the annual short-term and 5 year interest rates was 1.3% in 1Q06 and only 0.2% in 1Q07).
  Lower lending spreads derived from increased competition.
  A less favorable funding structure (the ratio of interest bearing liabilities to interest earning assets increased to 73.5% in 1Q07 from 72.2% in 1Q06).

Net financial income for 1Q07 compared to 4Q06 grew by 7.3% mainly as a result of a net financial margin increase of 17 basis points and by the 2.2% expansion of average interest earning assets. The

2007 First Quarter Results

increase in the net financial margin was mainly explained by:

  A higher inflation rate, measured by the UF variation of 0.0% in 1Q07 as compared to a deflation of 0.4% in 4Q06. This implied that during 1Q07, the Bank earned higher interest income on the portion of UF denominated interest earning assets financed by non-interest bearing liabilities.
  A favorable change in the funding structure measured by the ratio of interest bearing liabilities to interest earning assets, which decreased to 73.5% in 1Q07 from 74.4% in 4Q06.

FEES AND INCOME FROM SERVICES, NET

Fees and Income from Services, net, by Company

(in millions of Chilean pesos)	1Q06	4Q06	1Q07	% Change
				1Q07 / 1Q06

Bank	19,004	18,689	19,811	4.2%
Mutual Funds	5,956	7,018	7,781	30.6%
Financial Advisory	84	1,980	392	366.7%
Insurance Brokerage	2,327	2,562	2,961	27.2%
Securities Brokerage	2,454	3,704	4,041	64.7%
Factoring	121	330	193	59.5%
Socofin	2,277	2,527	2,578	13.2%
Securization	24	21	22	(8.3)%
Promarket	0	0	0	-
Foreign Branches	694	476	513	(26.1)%
Trade Services	49	67	63	28.6%

Total Fees and
Income from Services	32,990	37,374	38,355	16.3%

Fees, net	35,013	39,353	39,210	12.0%
Other Services, net	(2,023)	(1,979)	(855)	(57.7)%

Total Fees and income from services amounted to Ch$38,355 million in 1Q07 as compared to Ch$32,990 million in 1Q06, contributing 26.4% to operating revenues in 1Q07, up from 25.4% in last year’s same period. Though showing important growth from subsidiary-related fees, as well as from the Bank’s core products, the fee income figure for 1Q07 must consider an approximately Ch$3,000 million reclassification made during 1Q07, from sales force expenses to operating expenses, as a consequence of the new Chilean law that regulates labor outsourcing.

As said, fee income coming from subsidiaries increased by 35.7%, mainly driven by the solid 64.7% and 30.6% growths attained by the Securities Brokerage and Mutual Fund company, respectively. In addition, the Insurance Brokerage and, to a lesser extent, the Financial Advisory subsidiaries also made significant contributions to this increase.

Regarding fees derived from our core business, the Bank has importantly increased those related to debit cards, ATMs and checking accounts. These increases are closely related to the Bank’s permanent effort on expanding its retail customer base and enhancing its distribution network in order to increase product usage. In turn, the Bank’s number of checking accounts has increased by 10.5% or 44,183 accounts between 1Q06 and 1Q07, while its number of branches and ATMs grew by 13.6% and 14.7%, respectively, during the last twelve months.

In addition, fees related to ATMs and debit cards have been positively impacted by the campaigns developed by the Bank’s consumer division, Credichile. As a consequence, the number of payroll agreements has increased, thus implying higher number of sight accounts and ATM transactions.

These higher fees obtained in 1Q07 as compared with 1Q06 were partially offset by lower loan related fees as in 1Q06 the Bank obtained significant fee income from credit restructuring related to corporate customers in the infrastructure sector.

As compared to the previous quarter, fees and income from services increased by 2.6% during 1Q07 as a consequence of the mentioned reclassification of sales force expenses, higher fee income from mutual fund and securities brokerage, as well as higher fee income associated to prepaid loans and credits. These figures were partially offset by an important drop in fees from the Financial Advisory subsidiary, as this company recorded extraordinary fees during 4Q06, mainly related to its participation in an acquisition transaction as well as in a syndicated loan arrangement during such quarter.

2007 First Quarter Results

GAINS (LOSSES) ON FINANCIAL INSTRUMENTS & NON-FORWARD DERIVATIVES, NET

(in millions of Chilean pesos)	1Q06	4Q06	1Q07	% Change
				1Q07 / 1Q06

Gains (losses) on financial instruments, net	2,382	4,162	2,944	23.6%
Gains (losses) from non-forward derivatives contracts	2,252	605	(1,484)	-
Subtotal	4,634	4,767	1,460	(68.5)%
Gains (losses) from forward contracts	8,559	2,749	(149)	-

Gains from trading activities and derivatives
instruments, net	13,193	7,516	1,311	(90.1)%

Results on financial instruments and non-forward derivatives contracts for 1Q07 amounted to Ch$1,460 million, a lower amount as compared to Ch$4,634 million reported in 1Q06 and to Ch$4,767 million registered in the previous quarter, mainly as a consequence of a lower decrease in long-term interest rates during 1Q07, which reduced the benefits obtained by the investment portfolio, as compared to 1Q06 and 4Q06.

PROVISIONS FOR LOANS LOSSES

Provisions for loan losses amounted to Ch$12,690 million in 1Q07 as compared to Ch$6,812 million in 1Q06 and Ch$13,332 million in 4Q06. Since last year’s same quarter, provisions for loan losses established in each period have been increasing in line with the loan portfolio expansion in the retail segment and its associated higher risk level. As a result, the Bank’s ratio of provisions for loan losses net of recoveries to average loans increased to 0.52% in 1Q07 compared to 0.32% in 1Q06. However, this figure remains quite below the system’s average of 0.89% for the current quarter.

The decrease in provisions for loan losses net of recoveries during 1Q07 as compared to the previous quarter, was mainly a consequence of the increase in loan loss recoveries, as provisions established for the period remained almost flat. Accordingly, the Bank’s ratio of provisions for loan losses to average loans decreased slightly to 0.52% in 1Q07 from to 0.56% in 4Q06, while the ratio of recoveries to average loans increased to 0.31% from 0.29% between the same quarters.

Allowances and Provisions

(in millions of Chilean pesos)	1Q06	4Q06	1Q07	% Change
				1Q07 / 1Q06

Allowances

Allowances at the beginning of each period	144,696	140,545	145,269	0.4%
Price-level restatement	435	560	(289)	-
Charge-off	(13,731)	(16,015)	(14,644)	6.6%
Provisions for loan losses established, net	12,795	20,179	20,308	58.7%
Allowances at the end of each period	144,195	145,269	150,644	4.5%

Provisions for loan losses

Provisions for loan losses established	(12,795)	(20,179)	(20,308)	58.7%
Loan loss recoveries	5,983	6,847	7,618	27.3%

Provisions for loan losses	(6,812)	(13,332)	(12,690)	86.3%

Ratios

Allowances for loan losses/ Total loans	1.69%	1.50%	1.54%
Provisions for loan losses / Avg. Loans	0.32%	0.56%	0.52%
Charge-offs / Avg. Loans	0.64%	0.67%	0.60%
Recoveries / Avg. Loans	0.28%	0.29%	0.31%

2007 First Quarter Results

OTHER INCOME AND EXPENSES

Total Other Income and Expenses amounted to Ch$965 million during 1Q07 as compared to a negative Ch$222 million in 1Q06. This change was due to: (i) lower charge offs and higher income from the sale of assets received in lieu of payment previously charged off and (ii) the recognition of non-recurring income recorded in 1Q07 related to the sale of a fixed asset (property) and an insurance indemnity. These higher non-operating income items were partially offset by lower participation in earnings of equity investments.

The negative figure of Ch$2,102 million recorded in 4Q06 was mainly related to a large charge- off related to assets received in lieu of payment and the establishment of contingency provisions.

OPERATING EXPENSES

Total operating expenses in 1Q07 amounted to Ch$79,097 million, an increase of 9.1% as compared to 1Q06, mainly as a consequence of:

  A reclassification of approximately Ch$3,000 million from the fee income and services line to personnel salaries and expenses. The Bank modified its contract with Promarket subsidiary (sales force) and incorporated an important number of personnel as permanent employees, in line with the new Chilean labor law that regulates labor outsourcing.
  Higher level of personnel salaries and expenses related to an increase in the number of employees related to the new branches and additional commercial positions.
  Higher expenses related to hardware and software mainly related to the strengthening of the Bank’s technological and transactional capacity (Neos Plan) and ATM network.
  Higher rental and maintenance expenses related to the expansion of the Bank’s distribution network.
  Higher advertising expenses mainly focused on the retail segment.

It is worth mentioning that administrative and other expenses decreased by 2.5% during 1Q07 relative to 1Q06 mostly due to a significant decrease in advisory expenses from the Bank’s foreign branches.

Operating expenses increased a slight 0.9% during 1Q07 as compared to the previous quarter, as higher personnel salaries expenses were almost offset by lower administrative expenses. During 1Q07 the Bank accounted for lower administrative expenses related to advertising and marketing initiatives as well as lower computer and communications related expenses.

Efficiency ratio improved to 54.5% in 1Q07 from 55.9% both for 1Q06 and the previous quarter.

Operating Expenses

(in millions of Chilean pesos)	1Q06	4Q06	1Q07	% Change
				1Q07 / 1Q06

Personnel salaries and expenses	(39,300)	(41,988)	(45,755)	16.4%
Administrative and other expenses	(28,717)	(30,984)	(28,012)	(2.5)%
Depreciation and amortization	(4,483)	(5,434)	(5,330)	18.9%

Total operating expenses	(72,500)	(78,406)	(79,097)	9.1%

Efficiency Ratio*	55.9%	55.9%	54.5%	-

* Operating expenses/Operating revenues

LOSS (GAINS) FROM PRICE- LEVEL RESTATEMENT

Loss from price-level restatement amounted to Ch$1,205 million in 1Q07 as compared to a gain of Ch$1,711 million during 1Q06, mainly as a consequence of: (i) a higher inflation rate used for adjustment purposes of 0.01% for 1Q07 as compared to a negative 0.3% in 1Q06 and (ii) an increase in non-monetary liabilities, net, as a result of the partial capitalization of the 2006 net income.

INCOME TAX

In 1Q07, the Bank recorded a tax expense of Ch$5,691 million as compared to Ch$5,493 million in 1Q06, reflecting effective tax rates of 10.7% and 10.6%, in the respective periods.

2007 First Quarter Results

LOAN PORTFOLIO

As of March 31, 2007, the Bank’s loan portfolio, net of interbank loans, totaled Ch$9,736,187 million, posting an annual expansion of 13.9% . Increases were experienced across all lending categories except for mortgage loans financed with mortgage bonds, as the Bank continues to promote mortgage loans financed by the Bank’s general borrowings, accounted for as other outstanding loans. Overall, the Bank’s market share in residential mortgage loans has increased from 14.2% in 1Q06 to 15.9% in 1Q07.

The annual loan growth of 16.6% attained by the retail segment was principally driven by consumer and residential mortgage loans, which grew by 15.6% and 18.7%, respectively, during the last twelve-month period, as a consequence of the favorable credit environment and the Bank’s efforts in taking innovative approaches to acquiring new customers and deepening relationships. During the year, the Bank has launched several sales campaigns fostering new consumer and mortgage loan products. In addition, it added 34 new branches and 190 ATMs with more capacities and functionalities able to offer pre- approved consumer loans. In terms of number of debtors, during the last twelve months the Bank has experienced an increase of 82,459 debtors or 15.4% in the retail segment.

The annual loan portfolio expansion was also driven by the wholesale segment which grew by 10.1% . Within this segment, commercial and contingent loans showed strong growth mainly in the financial services and infrastructure sectors. In addition, factoring and lease contracts expanded importantly during the year recording an annual growth of 52.3% and 16.1%, respectively.

The 0.7% quarterly loan growth was mainly the result of loan expansion in residential mortgage loans, commercial, consumer and foreign trade loans. These increases were partially offset by contractions in contingent loans, mainly related to foreign branches, and in factoring contracts, as these loans usually show a seasonal increase in the month of December. Excluding subsidiaries and foreign branches, the Bank posted a 1.7% loan growth during 1Q07. In terms of segments the retail sector grew by approximately 4.0% as compared to a 1.1% in the wholesale segment during the quarter.

Loan Portfolio

(in millions of Chilean pesos)	Mar-06	Dec-06	Mar-07	% Change	% Change
				12 - months	1Q07 / 4Q06

Commercial Loans	3,650,960	3,978,851	4,053,296	11.0%	1.9%
Mortgage Loans [1]	649,941	582,380	554,345	(14.7)%	(4.8)%
Consumer Loans	964,771	1,074,469	1,114,829	15.6%	3.8%
Foreign trade Loans	677,254	678,651	713,281	5.3%	5.1%
Contingent Loans	743,185	989,289	932,048	25.4%	(5.8)%
Others Outstanding Loans [2]	1,314,106	1,765,749	1,749,207	33.1%	(0.9)%
Leasing Contracts	478,959	540,254	556,206	16.1%	3.0%
Past-due Loans	71,165	61,808	62,975	(11.5)%	1.9%
Total Loans , net	8,550,341	9,671,451	9,736,187	13.9%	0.7%
Interbank Loans	0	43,105	50,013	-	16.0%

Total Loans	8,550,341	9,714,556	9,786,200	14.5%	0.7%

[1]	Mortgage loans financed by mortgage bonds.
[2]	Includes mortgage loans financed by the Bank’s general borrowings and factoring contracts.

2007 First Quarter Results

Past Due Loans

(in millions of Chilean pesos)	Mar-06	Dec-06	Mar-07	% Change	% Change
				12 - months	1Q07 / 4Q06

Commercial loans	53,887	47,170	47,054	(12.7)%	(0.2)%
Consumer loans	4,701	5,719	7,045	49.9%	23.2%
Residential mortgage loans	12,577	8,919	8,876	(29.4)%	(0.5)%

Total Past Due Loans	71,165	61,808	62,975	(11.5)%	1.9%

Past due loans amounted to Ch$62,975 million as of March 31, 2007, showing an annual decline of 11.5%, mainly driven by an important reduction in commercial and residential mortgage loans. This decrease was partially offset by an increase in past due loans related to consumer loans mainly as a result of the significant expansion reached by the Bank’s consumer portfolio and the higher levels of risk associated to these loans.

Asset quality indicators remained sound in the current quarter. The past due loans to total loans ratio improved to 0.64% in 1Q07 from 0.83% in 1Q06 and remained stable as compared to the previous quarter. In addition, the coverage ratio of past due loans increased to 239.2% in 1Q07 from 202.6% in 1Q06 or 235.0% in 4Q06.

FUNDING

Total liabilities amounted to Ch$11,959,953 million as of March 2007, an annual expansion of 13.8%, as a consequence of a 16.8% expansion in non-interest bearing liabilities and a 12.5% growth in interest bearing liabilities.

The 16.8% expansion in non-interest bearing liabilities was mainly related to current accounts and contingent liabilities (stand-by letters of credit) Current accounts continued to increase as a consequence of the Bank’s successful marketing initiatives to expand the current account customer base. The still low nominal interest rates levels observed in the market have also positively impacted current account balances.

The annual growth of interest bearing liabilities was mostly due to a significant increase in time deposits and, to a lesser extent, to an increase in subordinated and other bonds. During 2Q06 the Bank issued subordinated bonds, in the international market, for US$200 million, while in 4Q06 and in the 1Q07 the Bank issued other bonds for a total amount of UF5 million and UF2 million, respectively, in the local market. These increases more than offset the decline in foreign borrowings, borrowings from domestic financial institutions and mortgage finance bonds, in line with the contraction of the associated mortgage loans. The decrease in foreign borrowings mainly responded to the prepayment of a syndicated loan made by the Bank during 2Q06.

2007 First Quarter Results

Funding

(in millions of Chilean pesos)	Mar-06	Dec-06	Mar-07	% Change	% Change
				12 - months	1Q07 / 4Q06

Non-interest Bearing Liabilities
Current Accounts	1,591,655	1,742,450	1,861,586	17.0%	6.8%
Bankers drafts and other deposits	464,882	504,245	525,014	12.9%	4.1%
Derivatives intruments	42,655	70,095	55,120	29.2%	(21.4)%
Other Liabilities	1,101,204	1,375,620	1,296,014	17.7%	(5.8)%
Total	3,200,396	3,692,410	3,737,734	16.8%	1.2%
Interest Bearing Liabilities
Savings & Time Deposits	5,103,266	5,800,394	5,890,520	15.4%	1.6%
Central Bank Borrowings	1,367	826	15,660	1,045.6%	1,795.9%
Repurchase agreements	207,588	307,469	283,877	36.8%	(7.7)%
Mortgage Finance Bonds	517,602	478,592	447,855	(13.5)%	(6.4)%
Subordinated Bonds	309,504	406,754	405,501	31.0%	(0.3)%
Other Bonds	328,531	555,381	581,411	77.0%	4.7%
Borrowings from Domestic Financ. Inst.	176,776	88,438	113,885	(35.6)%	28.8%
Foreign Borrowings	613,449	592,756	432,464	(29.5)%	(27.0)%
Other Obligations	47,638	26,485	51,046	7.2%	92.7%
Total	7,305,721	8,257,095	8,222,219	12.5%	(0.4)%

Total Liabilities	10,506,117	11,949,505	11,959,953	13.8%	0.1%

FINANCIAL INVESTMENTS

As of March 31, 2007, the Bank’s financial investments totaled Ch$1,434,506 million, a 13.6% and 14.2% annual and quarterly increase, respectively. These increases were mainly related to higher exposure in short term Central Bank securities and, to a lesser extent, higher investments in Chilean corporate bonds. As of March 2007, the Bank continued to have 97% of its investment portfolio classified as trading securities out of which 52% are Central Bank securities.

On March 31, 2007, the investment portfolio was allocated as follows:

SHAREHOLDERS’ EQUITY

As of March 31, 2007, the Bank’s Shareholders’ Equity totaled Ch$722,342 million (US$1,339 million), a 5.2% higher as compared to 1Q06, mainly as a consequence of a 5.4% increase in capital and reserves and, to a lesser extent, to a 2.1% expansion in the accumulated net income.

The growth in capital and reserves was related to both the capitalization of Ch$33,832 million of the 2006 net income and, to the application of the new accounting rules which implied an increase of Ch$960 million additional reserves during 2Q06.

As of March 31, 2007, on a consolidated basis, Basic Capital to Total Assets reached 5.29% while Total Capital to Risk-Adjusted Assets (BIS ratio) posted 11.14%, both ratios above the minimum requirements applicable to Banco de Chile of 3% and 10%, respectively.

2007 First Quarter Results

BANCO DE CHILE
CONSOLIDATED STATEMENTS OF INCOME (Under Chilean GAAP)
(Expressed in millions of constant Chilean pesos (MCh$) as of March 31, 2007 and millions of US dollars (MUS$))

	Quarters				% Change		Year ended				% Change

	1Q06 MCh$	4Q06 MCh$	1Q07 MCh$	1Q07 MUS$	1Q07-1Q06	1Q07-4Q06	Mar.06 MCh$	Dec.06 MCh$	Mar.07 MCh$	Mar.07 MUS$	Mar.07-Mar.06

Interest revenue and expense
Interest revenue	150,304	172,368	198,768	368.5	32.2%	15.3%	150,304	779,209	198,768	368.5	32.2%
Interest expense	(60,076)	(79,319)	(94,202)	(174.7)	56.8%	18.8%	(60,076)	(372,988)	(94,202)	(174.7)	56.8%
Net interest revenue	90,228	93,049	104,566	193.8	15.9%	12.4%	90,228	406,221	104,566	193.8	15.9%

Income from services, net
Income from fees and other services	46,302	53,794	51,434	95.4	11.1%	(4.4) %	46,302	192,832	51,434	95.4	11.1%
Other services expenses	(13,312)	(16,420)	(13,079)	(24.2)	(1.8) %	(20.3) %	(13,312)	(59,024)	(13,079)	(24.2)	(1.8) %
Income from services, net	32,990	37,374	38,355	71.2	16.3%	2.6%	32,990	133,808	38,355	71.2	16.3%

Other operating income, net
Gains from trading activities and derivatives instruments, net	13,193	7,516	1,311	2.4	(90.1) %	(82.6) %	13,193	32,645	1,311	2.4	(90.1) %
Foreign exchange transactions, net	(6,741)	2,262	804	1.5	n/a	(64.5) %	(6,741)	(10,824)	804	1.5	n/a
Total other operating income, net	6,452	9,778	2,115	3.9	(67.2) %	(78.4) %	6,452	21,821	2,115	3.9	(67.2) %

Operating Revenues	129,670	140,201	145,036	268.9	11.9%	3.4%	129,670	561,850	145,036	268.9	11.9%

Provisions for loan losses	(6,812)	(13,332)	(12,690)	(23.5)	86.3%	(4.8) %	(6,812)	(36,300)	(12,690)	(23.5)	86.3%

Other income and expenses
Non-operating income	2,374	2,908	3,190	5.8	34.4%	9.7%	2,374	16,751	3,190	5.8	34.4%
Non-operating expenses	(2,850)	(5,064)	(2,280)	(4.2)	(20.0) %	(55.0) %	(2,850)	(13,870)	(2,280)	(4.2)	(20.0) %
Participation in earnings of equity investments	254	54	55	0.1	(78.3) %	1.9%	254	1,033	55	0.1	(78.3) %
Total other income and expenses	(222)	(2,102)	965	1.7	n/a	n/a	(222)	3,914	965	1.7	n/a

Operating expenses
Personnel salaries and expenses	(39,300)	(41,988)	(45,755)	(84.8)	16.4%	9.0%	(39,300)	(158,273)	(45,755)	(84.8)	16.4%
Administrative and other expenses	(28,717)	(30,984)	(28,012)	(51.9)	(2.5) %	(9.6) %	(28,717)	(123,058)	(28,012)	(51.9)	(2.5) %
Depreciation and amortization	(4,483)	(5,434)	(5,330)	(9.9)	18.9%	(1.9) %	(4,483)	(19,807)	(5,330)	(9.9)	18.9%
Total operating expenses	(72,500)	(78,406)	(79,097)	(146.6)	9.1%	0.9%	(72,500)	(301,138)	(79,097)	(146.6)	9.1%

Loss from price-level restatement	1,711	1,837	(1,205)	(2.2)	n/a	n/a	1,711	(8,543)	(1,205)	(2.2)	n/a

Minority interest in consolidated subsidiaries	0	(1)	0	0.0	n/a	n/a	0	(1)	0	0.0	n/a

Income before income taxes	51,847	48,197	53,009	98.3	2.2%	10.0%	51,847	219,782	53,009	98.3	2.2%

Income taxes	(5,493)	(5,733)	(5,691)	(10.6)	3.6%	(0.7) %	(5,493)	(24,144)	(5,691)	(10.6)	3.6%

Net income	46,354	42,464	47,318	87.7	2.1%	11.4%	46,354	195,638	47,318	87.7	2.1%

These results have been prepared in accordance with Chilean GAAP on an unaudited, consolidated basis. All figures are expressed in constant Chilean pesos as of March 31, 2007, unless otherwise stated. Therefore, all growth rates are in real terms. All figures expressed in US dollars (except earnings per ADR) were converted using the exchange rate of Ch$539.37 for US$1.00 as of March 31, 2007. Earnings per ADR were calculated considering the nominal net income and, the exchange rate and the number of shares existing at the end of each period.

2007 First Quarter Results

BANCO DE CHILE
CONSOLIDATED BALANCE SHEETS (Under Chilean GAAP)
(Expressed in millions of constant Chilean pesos (MCh$) as of March 31, 2007 and millions of US dollars (MUS$))

ASSETS	Dec 05 MCh$	Mar 06 MCh$	Sep 06 MCh$	Dec 06 MCh$	Mar 07 MCh$	Mar-07 MUS$	% C h a n g e

							Dec 06-Dec 05	Mar 07-Mar 06	Mar 07-Dec 06

Cash and due from banks
Non-interest bearing	653,930	861,103	732,893	867,244	710,223	1,316.8	32.6%	(17.5% )	(18.1% )
Interbank deposits-interest bearing	21,201	42,820	200,861	354,267	136,267	252.6	1571.0%	218.2%	(61.5% )
Total cash and due from banks	675,131	903,923	933,754	1,221,511	846,490	1,569.4	80.9%	(6.4%)	(30.7%)

Investments purchased under agreements to resell	47,816	25,290	31,859	53,421	37,104	68.8	11.7%	46.7%	(30.5%)

Financial investments
Trading securities	1,371,474	1,220,699	1,235,939	1,199,767	1,384,079	2,566.1	(12.5% )	13.4%	15.4%
Available for sale	25,236	25,725	23,920	40,146	34,478	63.9	59.1%	34.0%	(14.1% )
Held to maturity	15,785	16,046	15,883	16,035	15,949	29.6	1.6%	(0.6% )	(0.5% )
Total financial investments	1,412,495	1,262,470	1,275,742	1,255,948	1,434,506	2,659.6	(11.1%)	13.6%	14.2%

Loans, Net
Commercial loans	3,595,164	3,650,960	3,791,239	3,978,851	4,053,296	7,514.9	10.7%	11.0%	1.9%
Consumer loans	884,883	964,771	1,017,830	1,074,469	1,114,829	2,066.9	21.4%	15.6%	3.8%
Mortgage loans	686,435	649,941	615,337	582,380	554,345	1,027.8	(15.2% )	(14.7% )	(4.8% )
Foreign trade loans	563,988	677,254	701,030	678,651	713,281	1,322.4	20.3%	5.3%	5.1%
Interbank loans	25,612	0	68,882	43,105	50,013	92.7	68.3%	n/a	16.0%
Lease contracts	465,720	478,959	493,948	540,254	556,206	1,031.2	16.0%	16.1%	3.0%
Other outstanding loans	1,367,061	1,314,106	1,529,885	1,765,749	1,749,207	3,243.1	29.2%	33.1%	(0.9% )
Past due loans	73,061	71,165	65,416	61,808	62,975	116.8	(15.4% )	(11.5% )	1.9%
Contingent loans	740,940	743,185	849,387	989,289	932,048	1,728.0	33.5%	25.4%	(5.8% )
Total loans	8,402,864	8,550,341	9,132,954	9,714,556	9,786,200	18,143.8	15.6%	14.5%	0.7%
Allowance	(144,696)	(144,195)	(140,545)	(145,269)	(150,644)	(279.3)	0.4%	4.5%	3.7%
Total loans, net	8,258,168	8,406,146	8,992,409	9,569,287	9,635,556	17,864.5	15.9%	14.6%	0.7%

Derivative instruments	0	0	46,158	50,602	43,827	81.3	n/a	n/a	(13.4%)

Other assets
Assets received in lieu of payment, net	10,701	9,791	12,173	10,821	10,348	19.2	1.1%	5.7%	(4.4% )
Bank premises and equipment	145,869	146,583	150,413	151,980	151,401	280.7	4.2%	3.3%	(0.4% )
Investments in other companies	7,332	7,443	7,721	7,708	7,779	14.4	5.1%	4.5%	0.9%
Other	387,596	431,296	415,511	464,529	515,284	955.1	19.8%	19.5%	10.9%
Total other assets	551,498	595,113	585,818	635,038	684,812	1,269.4	15.1%	15.1%	7.8%

Total assets	10,945,108	11,192,942	11,865,740	12,785,807	12,682,295	23,513.0	16.8%	13.3%	(0.8%)

2007 First Quarter Results

BANCO DE CHILE
CONSOLIDATED BALANCE SHEETS (Under Chilean GAAP)
(Expressed in millions of constant Chilean pesos (MCh$) as of March 31, 2007 and millions of US dollars (MUS$))

LIABILITIES & SHAREHOLDERS' EQUITY	Dec 05 MCh$	Mar 06 MCh$	Sep 06 MCh$	Dec 06 MCh$	Mar 07 MCh$	Mar-07 MUS$	% C h a n g e

							Dec 06-Dec 05	Mar 07-Mar 06	Mar 07-Dec 06

Deposits
Current accounts	1,552,608	1,591,655	1,654,282	1,742,450	1,861,586	3,451.4	12.2%	17.0%	6.8%
Bankers drafts and other deposits	496,144	464,882	490,770	504,245	525,014	973.4	1.6%	12.9%	4.1%
Saving accounts and time deposits	4,723,971	5,103,266	5,580,615	5,800,394	5,890,520	10,921.1	22.8%	15.4%	1.6%
Total deposits	6,772,723	7,159,803	7,725,667	8,047,089	8,277,120	15,345.9	18.8%	15.6%	2.9%

Borrowings
Central Bank borrow ings	1,441	1,367	947	826	15,660	29.0	(42.7% )	1045.6%	1795.9%
Securities sold under agreements to repurchase	277,248	207,588	233,987	307,469	283,877	526.3	10.9%	36.8%	(7.7% )
Mortgage finance bonds	569,860	517,602	503,984	478,592	447,855	830.3	(16.0% )	(13.5% )	(6.4% )
Other bonds	332,497	328,531	455,071	555,381	581,411	1,077.9	67.0%	77.0%	4.7%
Subordinated bonds	312,611	309,504	413,139	406,754	405,501	751.8	30.1%	31.0%	(0.3% )
Borrowings from domestic financial institutions	92,324	176,776	58,622	88,438	113,885	211.1	(4.2% )	(35.6% )	28.8%
Foreign borrow ings	677,369	613,449	339,549	592,756	432,464	801.8	(12.5% )	(29.5% )	(27.0% )
Other obligations	34,553	47,638	55,840	26,485	51,046	94.6	(23.3% )	7.2%	92.7%
Total borrowings	2,297,903	2,202,455	2,061,139	2,456,701	2,331,699	4,322.8	6.9%	5.9%	(5.1%)

Derivative instruments	61,457	42,655	55,871	70,095	55,120	102.2	14.1%	29.2%	(21.4%)

Other liabilities
Contingent liabilities	741,281	742,604	849,157	990,336	933,803	1,731.3	33.6%	25.7%	(5.7% )
Other	278,034	358,600	380,671	385,284	362,211	671.6	38.6%	1.0%	(6.0% )
Total other liabilities	1,019,315	1,101,204	1,229,828	1,375,620	1,296,014	2,402.9	35.0%	17.7%	(5.8%)

Minority interest in consolidated subsidiaries	1	1	1	2	0	0.0	100.0%	(100.0%)	(100.0%)

Shareholders' equity
Capital and Reserves	608,648	640,470	640,671	640,662	675,024	1,251.5	5.3%	5.4%	5.4%
Net income for the year	185,061	46,354	152,563	195,638	47,318	87.7	5.7%	2.1%	(75.8% )
Total shareholders' equity	793,709	686,824	793,234	836,300	722,342	1,339.2	5.4%	5.2%	(13.6%)

Total liabilities & shareholders' equity	10,945,108	11,192,942	11,865,740	12,785,807	12,682,295	23,513.0	16.8%	13.3%	(0.8%)

2007 First Quarter Results

BANCO DE CHILE
SELECTED CONSOLIDATED FINANCIAL INFORMATION

	Quarters			Year ended

	1Q06	4Q06	1Q07	Mar.06	Dec.06	Mar.07

Earnings per Share
Net income per Share (Ch$) (1)	0.68	0.62	0.69	0.68	2.83	0.69
Net income per ADS (Ch$) (1)	408.52	369.05	411.24	408.52	1,700.27	411.24
Net income per ADS (US$) (2)	0.77	0.69	0.76	0.77	3.18	0.76
Book value per Share (Ch$) (1)	10.09	12.11	10.46	10.09	12.11	10.46
Shares outstanding (Millions)	68,080	69,038	69,038	68,080	69,038	69,038

Profitability R atios (3)(4)
Net Interest Margin	3.64%	3.39%	3.72%	3.64%	3.95%	3.72%
Net Financial Margin	3.72%	3.57%	3.74%	3.72%	4.09%	3.74%
Fees / Avg. Interest Earnings Assets	1.33%	1.36%	1.36%	1.33%	1.30%	1.36%
Other Operating Revenues / Avg. Interest Earnings Assets	0.26%	0.36%	0.08%	0.26%	0.21%	0.08%
Operating Revenues / Avg. Interest Earnings Assets	5.23%	5.10%	5.16%	5.23%	5.46%	5.16%
Return on Average Total Assets	1.66%	1.37%	1.49%	1.66%	1.68%	1.49%
Return on Average Shareholders' Equity	22.86%	20.05%	22.17%	22.86%	25.00%	22.17%

Capital Ratios
Shareholders Equity / Total Assets	6.14%	6.54%	5.70%	6.14%	6.54%	5.70%
Basic Capital / Total Assets	5.68%	4.97%	5.29%	5.68%	4.97%	5.29%
Basic Capital / Risk-Adjusted Assets	7.76%	6.75%	7.06%	7.76%	6.75%	7.06%
Total Capital / Risk-Adjusted Assets	11.40%	10.67%	11.14%	11.40%	10.67%	11.14%

Credit Quality Ratios
Past Due Loans / Total Loans	0.83%	0.64%	0.64%	0.83%	0.64%	0.64%
Allow ance for Loan Losses / Past due Loans	202.62%	235.03%	239.21%	202.62%	235.03%	239.21%
Allow ance for Loans Losses / Total Loans	1.69%	1.50%	1.54%	1.69%	1.50%	1.54%
Provision for Loan Losses / Avg. Loans (4)	0.32%	0.56%	0.52%	0.32%	0.41%	0.52%

Operating and Productivity Ratios
Operating Expenses / Operating Revenue	55.91%	55.92%	54.54%	55.91%	53.60%	54.54%
Operating Expenses / Av erage Total Assets (3)	2.60%	2.52%	2.48%	2.60%	2.59%	2.48%

Average Balance Sheet Data (1)(3)
Avg. Interest Earnings Assets (million Ch$)	9,908,026	10,994,360	11,239,916	9,908,026	10,288,834	11,239,916
Avg. Assets (million Ch$)	11,138,294	12,432,013	12,732,648	11,138,294	11,630,701	12,732,648
Avg. Shareholders Equity (million Ch$)	811,269	846,981	853,916	811,269	782,616	853,916
Avg. Loans (million Ch$)	8,579,783	9,505,413	9,818,550	8,579,783	8,901,746	9,818,550
Avg. Interest Bearing Liabilities (million Ch$)	7,153,332	8,175,144	8,265,347	7,153,332	7,569,119	8,265,347

Other Data
Exchange rate (Ch$)	527.70	534.43	539.37	527.70	534.43	539.37

Notes
(1) These figures were expressed in constant Chilean pesos as of March 31, 2007.
(2) These figures were calculated considering the nominal net income, the shares outstanding and the exchange rates existing at the end of each period.
(3) The ratios were calculated as an average of daily balances.
(4) Annualized data.

2007 First Quarter Results

CONTACTS:	Jacqueline Barrio
(56-2) 653 2938
jbarrio@bancochile.cl

Rolando Arias
(56-2) 653 3535
rarias@bancochile.cl

FORWARD-LOOKING INFORMATION

The information contained herein incorporates by reference statements which constitute ‘‘forward-looking statements,’’ in that they include statements regarding the intent, belief or current expectations of our directors and officers with respect to our future operating performance. Such statements include any forecasts, projections and descriptions of anticipated cost savings or other synergies. You should be aware that any such forward-looking statements are not guarantees of future performance and may involve risks and uncertainties, and that actual results may differ from those set forth in the forward-looking statements as a result of various factors (including, without limitations, the actions of competitors, future global economic conditions, market conditions, foreign exchange rates, and operating and financial risks related to managing growth and integrating acquired businesses), many of which are beyond our control. The occurrence of any such factors not currently expected by us would significantly alter the results set forth in these statements.

Factors that could cause actual results to differ materially and adversely include, but are not limited to:

  changes in general economic, business or political or other conditions in Chile or changes in general economic or business conditions in Latin America;
  changes in capital markets in general that may affect policies or attitudes toward lending to Chile or Chilean companies;
  unexpected developments in certain existing litigation;
  increased costs;
  unanticipated increases in financing and other costs or the inability to obtain additional debt or equity financing on attractive terms; and

Undue reliance should not be placed on such statements, which speak only as of the date that they were made. Our independent public accountants have not examined or compiled the forward-looking statements and, accordingly, do not provide any assurance with respect to such statements. These cautionary statements should be considered in connection with any written or oral forward-looking statements that we may issue in the future. We do not undertake any obligation to release publicly any revisions to such forward-looking statements after completion of this offering to reflect later events or circumstances or to reflect the occurrence of unanticipated events.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 30, 2007

Banco de Chile

/S/ Fernando Cañas B.
By: Fernando Cañas Berkowitz President and CEO